Exhibit 99.3

HomesToLife Ltd Announces Financial Results for First Six Months of 2024;

Company to hold Conference Call to Discuss Results Nov. 26 at 8:30 am ET

Singapore, November 25, 2024 — HomesToLife Ltd (Nasdaq: HTLM) (“HomesToLife” or the “Company”), one of the leading home furniture products retail chains in Singapore, today announced that, for the first six months of 2024 ended June 30, 2024, the Company had net revenue of $1,993,323, a 21 percent decrease compared to net revenue of $2,527,724 for the first six months of 2023.

The Company’s decrease in net revenue was primarily due to a decline in revenue from sales of its leather and fabric upholstered home furniture products compared to such sales in the corresponding six-month period in 2023. This decrease was chiefly the result of rising inflation and the overall slowdown in global economic conditions, both of which negatively impacted Singapore’s home furniture market.

For the first half of 2024, the Company’s gross profit margin was 66.1 percent as compared to 68.8 percent for the first six months of 2023, a decline primarily attributable to an increase in inward freight costs.

For the first half of 2024, HomesToLife also saw an increase of $138,473, or 8.2 percent, in total operating expenses, compared to the first half of 2023. This increase was primarily the result of a rise in general and administrative expenses of $570,593, mainly consisting of an IPO audit fee of $419,706. The increase in general and administrative expenses was largely offset by a decrease of $432,119 in sales and distribution expenses, mainly due to marketing support from a related party for introducing new designs and products to the market.

The Company had a loss from operations of $508,865 during the first half of 2024, as compared to income from operations of $52,847 for the six months ended June 30, 2023.

Adding other income, which amounted to $56,427 in the first half of 2024 and $22,139 in the first half of 2023, HomesToLife had a net loss of $452,438, or $(0.03) per share, for the first half of 2024, as compared to net income of $74,986, or $0.01 per share, for the same period in 2023.

Cash and cash equivalents at June 30, 2024 was $544,294, as compared to $1,366,956 at December 31, 2023.

Net cash used in operating activities during the first half of 2024 was $899,519, as compared to net cash provided by operating activities of $53,225 for the same period in 2023.

Total long-term liabilities at June 30, 2024 was $2,985,724, as compared to $2,225,228 at December 31, 2023.

Weighted average number of ordinary shares was 13,250,000 at both June 30, 2024 and June 30, 2023.

“We are thrilled to have begun trading on Nasdaq on October 1 of this year,” said the Company’s Chief Executive Officer, Ms. Phua Mei Ming. “Our performance for the first six months of 2024 reflected the effect of certain global economic factors which had been impacting Singapore’s home furniture sector.”

“In response, we are working on a number of new initiatives to expand our business into the rest of Asia. As a result, we are hopeful these initiatives will improve top and bottom-line performance on our financials for the second half of this year.”

Conference Call Details

The Company will host a conference call to review the financial results on Tuesday, November 26 at 8:30 a.m. ET.

Conference Call Dial-in:

US toll free: 1-877-269-7751

International: 1-201-389-0908
Conference ID: HomesToLife

Please dial five to ten minutes prior to the scheduled time.

For those who would prefer to receive a call rather than dialing in, please register via the following link: Call me. Please use this option 15 minutes prior to the conference call start time.

Conference Replay: A replay of this call will be available on November 26, 2024 at 12 p.m. ET until December 3, at 11:59 p.m. Eastern time.

To access the replay, please dial:

US toll free: 1- 844-512-2921

International: 1-412-317-6671

Access ID: 13750309

About HomesToLife Ltd

The Company’s wholly owned subsidiary and operating company, HomesToLife Pte. Ltd., is one of the leading home furniture retailers that offers and sells customized furniture solutions in Singapore. As of October 2024, it has six retail store locations. It has helped homeowners create living spaces that reflect their individuality since 2014. Its product offerings include leather and fabric upholstered furniture, case goods and accessories, and offers a one-stop shop for retail customers to furnish their homes. “HomesToLife” has a long-standing pledge to offer fair prices, great value, consistent and reliable quality, and on-time delivery to its customers. The Company’s website, www.homestolife.com, offers consumers a seamless shopping experience online and post-sales customer service support.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contacts

HomesToLife Ltd Contact:

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

Email: Investor@homestolife.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

Office: (646) 893-5835

Email: info@skylineccg.com

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2023	June 30, 2024	June 30, 2024
	SGD	SGD	USD
ASSETS
Current assets:
Cash and cash equivalents	1,802,469	739,423	544,294
Accounts receivables	149,602	238,375	175,469
Inventories, net	889,907	1,109,782	816,917
Amounts due from related parties	505,716	-	-
Amount due from former shareholder	730,300	-	-
Deposit, prepayments and other receivables	909,738	1,319,319	971,159
Deferred offering cost	-	1,035,204	762,020
Income tax recoverable	-	26,765	19,702
Total current assets	4,987,732	4,468,868	3,289,561

Non-current assets:
Plant and equipment, net	297,587	359,509	264,637
Right-of-use assets, net	4,100,541	5,349,876	3,938,076
Total non-current assets	4,398,128	5,709,385	4,202,713

TOTAL ASSETS	9,385,860	10,178,253	7,492,274

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,310,787	471,648	347,184
Customer deposits	1,117,364	1,168,742	860,319
Accrued liabilities and other payables	285,756	239,298	176,149
Lease liabilities	1,632,192	1,835,793	1,351,338
Amount due to intermediate holding company	-	922,040	678,719
Total current liabilities	4,346,099	4,637,521	3,413,709

Long-term liabilities:
Other payables	125,083	125,083	92,074
Lease liabilities	2,809,102	3,931,024	2,893,650
Total long-term liabilities	2,934,185	4,056,107	2,985,724

TOTAL LIABILITIES	7,280,284	8,693,628	6,399,433

Commitments and contingencies	-	-	-

Shareholders’ equity:
Ordinary share, US$0.0001 par value, 100,000,000 shares authorized, 13,250,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024*	1,747	1,747	1,325
Additional paid-in capital	38,798,253	38,798,253	28,559,627
Accumulated other comprehensive loss	(4,666,758)	(4,673,072)	(3,439,916)
Accumulated losses	(32,027,666)	(32,642,303)	(24,028,195)
Total shareholders’ equity	2,105,576	1,484,625	1,092,841

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,385,860	10,178,253	7,492,274

* The shares amounts are presented on a retroactive basis.

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months ended June 30,
	2023	2024	2024
	SGD	SGD	USD
Revenues, net:
Revenue from third parties	3,333,058	2,707,929	1,993,323

Cost of goods sold	(1,038,404)	(918,812)	(676,343)

Gross profit	2,294,654	1,789,117	1,316,980

Operating expenses:
Sales and distribution expenses	(1,647,032)	(1,109,836)	(816,957)
General and administrative expenses	(577,938)	(1,370,574)	(1,008,888)
Total operating expenses	(2,224,970)	(2,480,410)	(1,825,845)

Income (loss) from operations	69,684	(691,293)	(508,865)

Other income:
Government subsidies	11,604	18,504	13,621
Sundry income	17,589	58,152	42,806
Total other income, net	29,193	76,656	56,427

Income (loss) before income taxes	98,877	(614,637)	(452,438)

Income tax expense	-	-	-

NET INCOME (LOSS)	98,877	(614,637)	(452,438)

Weighted average number of ordinary shares:
Basic and diluted *	13,250,000	13,250,000	13,250,000

EARNINGS (LOSS) PER SHARE – BASIC AND DILUTED	0.01	(0.05)	(0.03)

* The shares amounts are presented on a retroactive basis.